Exhibit 99.1

eHi Car Services Announces Fourth Quarter and Full Year 2015 Results

SHANGHAI, March 29, 2016 — eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rentals and car services provider in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2015.

Fourth Quarter 2015 Highlights

•                  Net revenues increased by 71.0% year-over-year to RMB421.5 million (US$65.1 million1) for the fourth quarter of 2015, from RMB246.5 million for the fourth quarter of 2014.

	Three months ended December 31,		Year-Over-Year
(RMB ‘000)	2014	2015	Comparison
Car rentals	175,728	321,508	83.0%
Car services	70,784	99,963	41.2%
Total Net Revenues	246,512	421,471	71.0%

•                  Gross profit (net revenues less vehicle operating expenses reported as cost of revenues)2 increased by 280.6% year-over-year to RMB102.0 million (US$15.8 million) for the fourth quarter of 2015, from RMB26.8 million for the fourth quarter of 2014. Gross profit margin was 24.2% for the fourth quarter of 2015, compared with 10.9% for the fourth quarter of 2014.

•                  Non-GAAP adjusted EBITDA3 increased by 131.5% year-over-year to RMB166.7 million (US$25.7 million) for the fourth quarter of 2015, from RMB72.0 million for the fourth quarter of 2014. Non-GAAP adjusted EBITDA margin4 was 39.6% for the fourth quarter of 2015, compared with 29.2% for the fourth quarter of 2014.

•                  Net loss for the fourth quarter of 2015 was RMB12.3 million (US$1.9 million), compared with a net loss of RMB45.5 million for the fourth quarter of 2014.

•                  Average available fleet size5 increased by 97.8% year-over-year to 32,255 vehicles for the fourth quarter of 2015, from 16,305 vehicles for the fourth quarter of 2014. As of December 31, 2015, total period-end fleet size6 was 38,070 vehicles.

•                  Total fleet RevPAC7 decreased to RMB142 for the fourth quarter of 2015, from RMB164 for the fourth quarter of 2014.

•                  Fleet utilization rate8 for car rentals was 70.4% for the fourth quarter of 2015, compared with 73.1% for the fourth quarter of 2014.

1  The Company’s business is conducted in China and substantially all of its revenues are denominated in Renminbi (RMB). However, this earnings announcement contains translations of RMB amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4778 to US$1.00, the effective noon buying rate as of December 31, 2015 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2  Commencing with the fourth quarter of 2015, the Company has begun reporting gross profit in its GAAP results of operations. Please refer to “Recent Developments” section in this press release for further details.

3  Non-GAAP adjusted EBITDA is defined as net income or loss before depreciation and amortization, share-based compensation, interest expenses, interest income, provision for income taxes, gains from waiver of warrants and gains from sale of cost method investment. For more information, refer to “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

4  Non-GAAP adjusted EBITDA margin is defined as the percentage representing Non-GAAP adjusted EBITDA divided by net revenues.

5  “Average available fleet size” is calculated by dividing the aggregate number of days in which the Company’s fleet was in operation during a given period by the total number of days during the same period. In determining the size of the Company’s fleet in operation, eHi includes all vehicles in its car rentals and car services fleets except for vehicles that have been written off in accordance with its accounting policy and vehicles that have not been consistently made available for rent and that it may consider to dispose of when appropriate opportunities arise.

Full Year 2015 Highlights

•                  Net revenues increased by 70.4% to RMB1,450.6 million (US$223.9 million1) for the full year of 2015, from RM851.2 million for the full year of 2014.

	Year ended December 31,		Year-Over-Year
(RMB ‘000)	2014	2015	Comparison
Car rentals	598,792	1,100,579	83.8%
Car services	252,373	350,051	38.7%
Total Net Revenues	851,165	1,450,630	70.4%

•                  Gross profit2 increased by 136.0% year-over-year to RMB312.7 million (US$48.3 million) for the full year of 2015, from RMB132.5 million for the full year of 2014. Gross profit margin was 21.6% for the full year of 2015, compared with 15.6% for the full year of 2014.

•                  Non-GAAP adjusted EBITDA3 increased by 103.9% to RMB573.7 million (US$88.6 million) for the full year of 2015, from RMB281.4 million for the full year of 2014. Non-GAAP adjusted EBITDA margin4 was 39.5% for the full year of 2015, compared with 33.1% for the full year of 2014.

•                  Net income for the full year of 2015 was RMB696.3 million (US$107.5 million), compared with a net loss of RMB93.1 million for the full year of 2014.

•                  Average available fleet size5 increased by 87.5% to 26,460 vehicles for the full year of 2015, from 14,111 vehicles for the full year of 2014.

•                  Total fleet RevPAC7 decreased to RMB150 for the full year of 2015, from RMB165 for the full year of 2014.

•                  Fleet utilization rate8 for car rentals was 71.4% for the full year of 2015, compared with 71.8% for the full year of 2014.

Mr. Ray Zhang, eHi’s Chairman and Chief Executive Officer, said, “2015 was another year of significant growth for eHi, driven by considerable advancements in both car rentals and car services businesses. We expanded our total fleet size by over 92% year-over-year, while maintaining the rental fleet utilization rate above 71% for the full year of 2015. We also continued strategic expansion of services network, deep penetration in existing market, and further diversification of our services offerings. Looking ahead to 2016, while our strategy focuses on delivering strong and organic growth, we will also explore potential strategic cooperation and investment opportunities to enhance our operating synergies and competitive positions.”

Mr. Colin Sung, eHi’s Chief Financial Officer, said, “We are pleased with our solid financial results, in particular achieving over 70% year-over-year net revenue growth in fourth quarter and full year of 2015, while continually improving our gross profit margin and non-GAAP adjusted EBITDA margin. With a goal to extend our rapid growth trend in 2016, we look forward to leveraging the economies of scale and further improving operating efficiency.”

6  “Period-end fleet size” refers to the aggregate number of vehicles in the Company’s car rentals and car services fleets as of the last day of a given period which the Company holds legal title to and reflects in its balance sheet, including vehicles that are currently missing but have not been written off in accordance with its accounting policy. The period-end fleet size as of December 31, 2015 excluded 151 vehicles which the Company had written off from its balance sheet in accordance with its accounting policy.

7  “RevPAC” refers to average daily net revenue per available car, which is calculated by dividing the net revenues during a given period by the aggregate number of days in which the Company’s fleet was in operation during the same period.

8 “Fleet utilization rate” refers to the aggregate transaction days for the Company’s car rental fleet during a given period divided by the aggregate days the car rental fleet was in operation during the same period.

Fourth Quarter 2015 Financial Results

Net revenues for the fourth quarter of 2015 were RMB421.5 million (US$65.1 million), up 71.0% year-over-year, attributable to increases in net revenues from both car rentals and car services.

Net revenues from car rentals for the fourth quarter of 2015 were RMB321.5 million (US$49.6 million), up 83.0% year-over-year, primarily driven by the growing average available fleet size for car rentals and customer demand.

Net revenues from car services for the fourth quarter of 2015 were RMB100.0 million (US$15.4 million), up 41.2% year-over-year, primarily driven by increased demand from existing and new customers for car services.

Cost of revenues (vehicle operating expenses) for the fourth quarter of 2015 were RMB319.4 million (US$49.3 million), up 45.4% year-over-year, primarily driven by increased depreciation and labor costs, and partially offset by savings in vehicle insurance expenses.

In the fourth quarter of 2015, 1,002 used vehicles were disposed of, and 907 used vehicles were under sales contracts pending title transfer. The Company recorded a loss of RMB1.6 million (US$0.2 million) in aggregate for these 1,909 vehicles. The loss was recognized as an adjustment to the vehicle-related depreciation expense as part of the cost of revenues.

Gross profit for the fourth quarter of 2015 was RMB102.0 million (US$15.8 million), up 280.6% year-over-year. Gross profit margin for the fourth quarter of 2015 was 24.2%, compared with 10.9% for the fourth quarter of 2014. Commencing with the fourth quarter of 2015, the Company has begun reporting gross profit as a GAAP measure (please refer to “Recent Developments” for further discussion).

Selling and marketing expenses for the fourth quarter of 2015 were RMB25.2 million (US$3.9 million), up 125.4% year-over-year, primarily due to increased channel marketing and promotion fees as the Company expanded branding and channel promotion activities in the fourth quarter of 2015.

General and administrative expenses for the fourth quarter of 2015 were RMB56.2 million (US$8.7 million), up 34.1% year-over year, primarily due to increases in employee-related costs such as salaries and welfare expenses, as well as unrealized exchange loss.

Profit from operations for the fourth quarter of 2015 was RMB23.5 million (US$3.6 million), compared with a loss from operations of RMB22.0 million for the fourth quarter of 2014.

Net loss for the fourth quarter of 2015 was RMB12.3 million (US$1.9 million), compared with a net loss of RMB45.5 million for the fourth quarter of 2014.

Non-GAAP adjusted EBITDA for the fourth quarter of 2015 was RMB166.7 million (US$25.7 million), up 131.5% year-over-year. Non-GAAP adjusted EBITDA margin for the fourth quarter of 2015 was 39.6%, compared with 29.2% for the fourth quarter of 2014.

Full Year 2015 Financial Results

Net revenues for the full year of 2015 were RMB1,450.6 million (US$223.9 million), up 70.4% compared with the full year of 2014, attributable to increases in net revenues from both car rentals and car services .

Revenues from car rentals for the full year of 2015 were RMB1,100.6 million (US$169.9 million), up 83.8% compared with the full year of 2014, primarily driven by the growing average available fleet size for car rentals and customer demand.

Revenues from car services for the full year of 2015 were RMB350.1 million (US$54.0 million), up 38.7% compared with the full year of 2014, primarily driven by increased demand from new and existing customers for car services.

Cost of revenues (vehicle operating expenses) for the full year of 2015 were RMB1,138.0 million (US$175.7 million), up 58.3% compared with the full year of 2014, primarily due to increased depreciation and labor costs.

In 2015, 4,140 used vehicles were disposed of, and 907 used vehicles were under sales contracts pending title transfer. The Company recorded a loss of RMB5.1 million (US$0.8 million) in aggregate for these 5,047 vehicles. The loss was recognized as an adjustment to the vehicle related depreciation expense as part of the cost of revenues.

Gross profit for the full year of 2015 was RMB312.7 million (US$48.3 million), up 136.0% year-over-year. Gross profit margin for the full year of 2015 was 21.6%, compared with 15.6% for the full year of 2014.

Selling and marketing expenses for the full year of 2015 were RMB65.1 million (US$10.0 million), up 84.2% compared with the full year of 2014, primarily due to increased sales and promotion activities.

General and administrative expenses for the full year of 2015 were RMB183.5 million (US$28.3 million), up 38.9% compared with the full year of 2014, primarily due to increases in employee-related costs such as salaries and welfare expenses, and to a lesser extent, increases in outside professional service fees.

Profit from operations for the full year of 2015 was RMB74.8 million (US$11.5 million), compared with a loss from operations of RMB17.9 million for the full year of 2014.

Net income for the full year of 2015 was RMB696.3 million (US$107.5 million), compared with a net loss of RMB93.1 million for the full year of 2014. Net income for the full year of 2015 included a net gain of RMB736.8 million (US$113.7 million) related to sales of investment assets.

Non-GAAP adjusted EBITDA for the full year of 2015 was RMB573.7 million (US$88.6 million), up 103.9% compared with the full year of 2014. Non-GAAP adjusted EBITDA margin for the full year of 2015 was 39.5%, compared with 33.1% for the full year of 2014.

As of December 31, 2015, the Company’s cash, cash equivalents and restricted cash balance was RMB2.8 billion (US$434.9 million).

Recent Developments

In December 2015, the Company completed the offering of its three-year US$200 million senior unsecured notes (the “Notes”). The Notes were issued with a yield of 7.75%, and bear a fixed interest rate of 7.50% per annum, with interest payable semi-annually in arrears. The Company intends to use the net proceeds for capital expenditures and other general corporate purposes, including refinancing outstanding indebtedness and enhancing its capital structure.

As previously announced in July 2015, the Company entered into a five-year framework agreement with China Development Bank, which includes various financing products for an aggregate amount of RMB1.5 billion. In January 2016, the Company drew down an aggregate amount of RMB220 million in bank loans under this framework agreement. The bank loans have a term of three years and are used for the Company’s fleet expansion.

In January 2016, the Company entered into agreements with Shanghai Chenghuan Car Rental Company Limited (“Shanghai Chenghuan”), pursuant to which the Company agreed to extend, through entrusted bank loans, an aggregate amount of RMB50 million to Shanghai Chenghuan. The loans have a term of one year and bear an interest rate of 7.75% per annum. Shanghai Chenghuan’s shareholders and affiliated companies provided certain security interests. After one year, the Company has the option to convert its creditor rights into equity interests in Shanghai Chenghuan at a pre-determined valuation. Shanghai Chenghuan is a middle-to-high-end car rentals and car services provider in the local market, and is an independent third party.

Commencing with the fourth quarter of 2015, the Company began reporting gross profit as a GAAP measure included in its results of operations.  This measure is defined as net revenues reduced by cost of revenues, which the Company previously reported under the caption “vehicle operating expenses”.  The Company has evaluated its presentation of results of operations and has concluded all relevant costs of revenue are included in “vehicle operating expenses”.  Accordingly, this presentation of an additional profit measure within results of operations, which also reflects a measure relied upon by management, will be reflected for all historical periods in the Company’s forthcoming annual report on Form 20-F.

Outlook

The Company estimates that net revenues for the full year of 2016 will increase approximately 50% from 2015, and total period-end fleet size will reach approximately 57,000 vehicles as of December 31, 2016. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on March 28, 2016 (8:00 AM Beijing/Hong Kong time on March 29, 2016).

Dial-in details for the earnings conference call are as follows:

United States (toll free): 1-888-346-8982

International: 1-412-902-4272

Hong Kong (toll free): 800-905-945

Hong Kong: 852-3018-4992

China: 400-120-1203

Participants should call in at least 5 minutes before the scheduled start time and ask to be connected to the “eHi Car Services call.”

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of eHi’s website at http://ir.ehi.com.cn.

A replay of the conference call will be accessible by phone at the following numbers until April 4, 2016:

United States (toll free): 1-877-344-7529

International: 1-412-317-0088

Replay Access Code: 10082901

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is China’s No. 1 car services provider and No. 2 car rentals provider in terms of market share by revenues in 2013, according to Frost & Sullivan. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn.

About Non-GAAP Financial Measures

To supplement its unaudited condensed consolidated financial statements which are presented in accordance with U.S. GAAP, the Company uses adjusted EBITDA as a non-GAAP financial measure. Adjusted EBITDA represents net income or loss before depreciation and amortization, share-based compensation, interest expenses, interest income, provision for income taxes, gains from waiver of warrants and gains from sale of cost method investment. The Company’s management believes that adjusted EBITDA facilitates a better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods. For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using adjusted EBITDA is that adjusted EBITDA excludes depreciation and amortization, share-based compensation, interest expenses, interest income and provision for income taxes that have been and will continue to be significant recurring portions of the Company’s business for the foreseeable future.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. eHi may also make written or oral forward-looking statements in its reports filed with or furnished to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about eHi’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: eHi’s goals and strategies; its future business development, financial condition and results of operations; its ability to achieve and sustain profitability; its heavy reliance on its proprietary technology platform; its ability to compete successfully against current and future competitors; the expected growth of China’s car rentals and car services market; its ability to sustain its growth rates and manage its expansion plan; its ability to dispose used vehicles at desirable prices or timing or through appropriate channels; its ability to raise sufficient capital to fund and expand its operations at a reasonable cost; various government policies on automobile control and purchase restrictions in certain Chinese cities; its ability to enhance its brand recognition and maintain a high level of customer satisfaction; its ability to control the losses resulting from customer violation of traffic rules; and its ability to obtain all of the requisite permits, licenses or making all of the requisite filings or registrations or meeting other regulatory requirements for operating car rentals and car services business in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and eHi does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8742

E-Mail: ir@ehic.com.cn

The Piacente Group, Inc.

Mr. Don Markley

Tel: +1-212-481-2050

E-Mail: ehi@thepiacentegroup.com

eHi Car Services Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31,	December 31,	December 31,
	2014	2015	2015
	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited
ASSETS

Current assets:
Cash and cash equivalents	926,207,744	2,610,088,382	402,928,214
Restricted cash	192,758,072	206,944,000	31,946,649
Accounts receivable, net	111,885,971	185,418,831	28,623,735
Prepayments and other current assets	195,605,733	379,344,970	58,560,773
Assets held for sale	—	45,467,038	7,018,901
Total current assets	1,426,457,520	3,427,263,221	529,078,272

Cost method investment	152,975,000	—	—
Property and equipment, net	1,940,047,599	4,096,617,720	632,408,799
Intangible assets	38,246,326	45,367,164	7,003,483
Vehicle purchase deposits	174,184,628	216,727,900	33,457,022
Other non-current assets	23,728,439	14,943,879	2,306,937
Total assets	3,755,639,512	7,800,919,884	1,204,254,513

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	5,487,316	785,898,613	121,321,840
Accrued expenses and other current liabilities	127,913,033	203,742,878	31,452,480
Income tax payable	2,095,273	89,220,792	13,773,317
Short-term debt	540,519,348	803,131,683	123,982,167
Total current liabilities	676,014,970	1,881,993,966	290,529,804

Long-term debt	713,232,869	1,969,452,640	304,031,097
Other non-current liabilities	—	1,400,000	216,123
Total liabilities	1,389,247,839	3,852,846,606	594,777,024

Shareholders’ equity:
Common shares	727,825	867,001	133,842
Additional paid-in capital	3,621,645,725	4,433,439,156	684,405,069
Accumulated other comprehensive income	1,144,629	74,554,822	11,509,281
Accumulated deficits	(1,257,126,506)	(560,787,701)	(86,570,703)
Total shareholders’ equity	2,366,391,673	3,948,073,278	609,477,489
Total liabilities and shareholders’ equity	3,755,639,512	7,800,919,884	1,204,254,513

eHi Car Services Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

	For the Three Months Ended			For the Year Ended
	December 31,			December 31,
	2014	2015	2015	2014	2015	2015
	RMB	RMB	USD	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net revenues:
Car rentals	175,728,385	321,507,816	49,632,254	598,792,396	1,100,578,473	169,900,039
Car services	70,783,600	99,963,434	15,431,695	252,372,790	350,051,279	54,038,606
Total net revenues	246,511,985	421,471,250	65,063,949	851,165,186	1,450,629,752	223,938,645

Cost of revenues	(219,695,738)	(319,421,553)	(49,310,191)	(718,699,414)	(1,137,978,490)	(175,673,607)
Gross profit	26,816,247	102,049,697	15,753,758	132,465,772	312,651,262	48,265,038

Selling and marketing expenses	(11,184,322)	(25,204,922)	(3,890,969)	(35,315,980)	(65,058,917)	(10,043,366)
General and administrative expenses	(41,924,320)	(56,227,900)	(8,680,092)	(132,125,421)	(183,548,522)	(28,335,009)
Other operating income	4,247,356	2,901,849	447,968	17,122,772	10,763,962	1,661,669
Total operating expenses	(48,861,286)	(78,530,973)	(12,123,093)	(150,318,629)	(237,843,477)	(36,716,706)
Profit/(loss) from operations	(22,045,039)	23,518,724	3,630,665	(17,852,857)	74,807,785	11,548,332

Interest income	1,364,220	808,671	124,837	4,397,029	2,652,636	409,496
Interest expense	(24,559,008)	(36,782,903)	(5,678,302)	(76,937,649)	(123,768,564)	(19,106,574)
Gains from waiver of warrants	—	—	—	—	16,869,935	2,604,269
Gains from sale of cost method investment	—	—	—	—	803,059,728	123,971,059
Other income/(expense), net	(297,832)	925,067	142,807	(840,303)	10,205,275	1,575,424
Income/(loss) before income taxes	(45,537,659)	(11,530,441)	(1,779,993)	(91,233,780)	783,826,795	121,002,006
Benefit from/(Provision for) income taxes	17,712	(815,475)	(125,888)	(1,911,657)	(87,487,990)	(13,505,818)
Net income/(loss)	(45,519,947)	(12,345,916)	(1,905,881)	(93,145,437)	696,338,805	107,496,188
Accretion on Series A convertible redeemable preferred shares to redemption value	(10,510)	—	—	(69,598)	—	—
Accretion on Series B convertible redeemable preferred shares to redemption value	(523,584)	—	—	(3,451,997)	—	—
Accretion on Series C convertible redeemable preferred shares to redemption value	(12,006,629)	—	—	(75,476,317)	—	—
Accretion on Series D convertible redeemable preferred shares to redemption value	(8,204,575)	—	—	(51,479,102)	—	—
Accretion on Series E convertible redeemable preferred shares to redemption value	(16,639,646)	—	—	(97,696,064)	—	—
Accretion on Class A convertible redeemable preferred shares to redemption value	(3,520,886)	—	—	(22,601,694)	—	—
Net income/(loss) attributable to common shareholders	(86,425,777)	(12,345,916)	(1,905,881)	(343,920,209)	696,338,805	107,496,188

Net income/(loss)	(45,519,947)	(12,345,916)	(1,905,881)	(93,145,437)	696,338,805	107,496,188
Changes in cumulative foreign currency translation adjustment, net of tax of nil	(5,577,863)	19,987,770	3,085,580	(5,437,415)	73,410,193	11,332,581
Comprehensive income/(loss)	(51,097,810)	7,641,854	1,179,699	(98,582,852)	769,748,998	118,828,769

Weighted average number of common shares used in computing net income/(loss) per share
Basic	58,074,838	136,817,619	136,817,619	19,198,145	126,758,363	126,758,363
Diluted	58,074,838	136,817,619	136,817,619	19,198,145	128,403,877	128,403,877

Net income/(loss) per share attributable to common shareholders
Basic	(1.49)	(0.09)	(0.01)	(17.91)	5.49	0.85
Diluted	(1.49)	(0.09)	(0.01)	(17.91)	5.42	0.84

Earnings/(loss) per ADS*
Basic	(2.98)	(0.18)	(0.03)	(35.82)	10.99	1.70
Diluted	(2.98)	(0.18)	(0.03)	(35.82)	10.85	1.67

* Each ADS represents two Class A common shares

eHi Car Services Limited
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended			For the Year Ended
	December 31,			December 31,
	2014	2015	2015	2014	2015	2015
	RMB	RMB	USD	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Net Income/(Loss)	(45,519,947)	(12,345,916)	(1,905,881)	(93,145,437)	696,338,805	107,496,188
Add/(Subtract):
Depreciation and amortization	90,827,154	137,959,429	21,297,266	287,443,066	474,721,487	73,284,369
Share-based compensation	3,519,868	4,318,091	666,598	12,681,141	13,983,246	2,158,641
Interest income	(1,364,220)	(808,671)	(124,837)	(4,397,029)	(2,652,636)	(409,496)
Interest expense	24,559,008	36,782,903	5,678,302	76,937,649	123,768,564	19,106,574
Provision for/(Benefit from) income taxes	(17,712)	815,475	125,888	1,911,657	87,487,990	13,505,818
Gains from waiver of warrants	—	—	—	—	(16,869,935)	(2,604,269)
Gains from sale of cost method investment	—	—	—	—	(803,059,728)	(123,971,059)
Adjusted EBITDA	72,004,151	166,721,311	25,737,336	281,431,047	573,717,793	88,566,766